

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

April 10, 2008

<u>via U.S. mail and facsimile</u>

Barb Bontrager
Chief Financial Officer
United Wisconsin Grain Producers, LLC
W1231 Tessmann Drive
Friesland, Wisconsin 53935-0247

> **Re: United Wisconsin Grain Producers, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 000-50733**

Dear Ms. Bontrager:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General:

1.   Please revise to include quarterly financial data as required by Item 302 of Regulation S-K or tell us why you believe it is not needed.

Management's Discussion and Analysis, page 29

2.   Throughout your document you discuss how your gross margin is dependent on the spread between ethanol and corn prices. Please revise to disclose the spread and how this spread has impacted your gross margins and results of operations for each period presented. In this regard we note your margins have increased from

approximately 20% in 2005 to 39.6% in 2006 and subsequently decreased to 22% in 2007. Refer to Item 303(a)(3)(i) of Regulation S-K.

3.   Please revise your contractual obligation table to include your interest commitments under your interest-bearing debt in your contractual obligation table on page 38, or provide textual discussion of this obligation below the table. Please ensure your contractual obligation table in MD&A includes interest or if you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350, *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Liquidity and Capital Resources, page 35

4.   We note your disclosure on page 38 that you plan to retire the $14 million existing long term debt balance with Farmers & Merchants Union Bank. We further note that the Board has approved a $7.2 million member distribution, have approved other plant improvements and have $31 million in purchase obligations in the next twelve months, some of which you expect to finance through additional debt financing. Please revise your liquidity section to discuss how you plan to fund the retirement your existing long term debt, to quantify the additional debt financing needed for the above items and to explain alternatives, if any, if debt financing is not available for any reason.

5.   Your liquidity discussion is vague and primarily reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases. Please revise your discussion to address the reasons for the changes in operating assets and liabilities.   For example, we note changes in receivables, inventory and payables and the changes in fair value of your derivative instruments had a material impact on your operating cash flows. Revise to provide expanded disclosure which will indicate the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

Critical Accounting Policies, page 38

6.   We note your disclosure that you do not have any critical accounting policies at December 31, 2007. Please tell us how you determined that accounts receivable and allowance for doubtful accounts, the valuation and accounting for derivative instruments, your accounting and presentation of marketing fees and commissions and your evaluation of long-lived assets for recoverability were not critical accounting policies as the nature of these estimates appear material due to the level of subjectivity and judgment by management.

Additionally, for each critical accounting estimate or assumption you have identified, please revise to analyze to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Consolidated Balance Sheets, page 41

7.   Please revise the financial statements for all periods presented to separately identify related party transactions on the face of each statement, including revenue, expenses, and amounts receivable and payable to marketing companies that meet the definition of a related party. Refer to Rule 1-02(b) of Regulation S-X and SFAS 57.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 46

8.   With regard to the marketing fees and commissions paid to the markets, tell us how this cash consideration meets both of the conditions in paragraph 9 of EITF 01-9 in order for you to classify these fees as an expense. Provide us with more information on the specific nature of the marketing fees and commissions. Tell us whether the marketers are required to provide documentation to you on the marketing activities performed on your behalf. Tell us how the commissions provide an identifiable benefit that is sufficiently separable from the sale of ethanol to meet the criteria in EITF 01-9.

Asset Impairment, page 47

9.   Considering the decline in gross margins as a result of the decrease in the spread between ethanol prices and corn prices during 2007, tell us and disclose how you complied with paragraph 8 of SFAS 144 at December 31, 2007 with regards to the recoverability of the long lived assets.

        Considering the materiality of your long lived assets, the impact of the declining spread and the impact it has had on your operations, as noted above, it is unclear why your accounting for long lived assets is not considered a critical accounting policy . Please revise to describe the steps that you perform to review your long lived assets for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha Staff Accountant, at (202) 551-3854 or, Al Pavot, Staff Accountant, at (202) 551-3738 or the undersigned at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief